                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                             SEC FILING NUMBER
                                                            811-21238; 333-86282

                           NOTIFICATION OF LATE FILING
                                  CUSIP NUMBER

(Check One): |_|  Form 10-K    |_|  Form 20-F   |_|  Form 11-K    |_|  Form 10-Q
             |_|  Form 10-D    |X|  Form N-SAR  |_|  Form N-CSR

                      For Period Ended: 11/30/2006

                      |_|  Transition Report on Form 10-K

                      |_|  Transition Report on Form 20-F

                      |_|  Transition Report on Form 11-K

                      |_|  Transition Report on Form 10-Q

                      |_|  Transition Report on Form N-SAR

                      For the Transition Period Ended:
                                                      -----------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        PART I -- REGISTRANT INFORMATION

PIMCO Municipal Income Fund II
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FULL NAME OF REGISTRANT

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FORMER NAME IF APPLICABLE
c/o Allianz Global Investors Fund Management, 1345 Avenue of the Americas
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICER (Street and Number)
New York, New York 10105
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CITY, STATE AND ZIP CODE

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PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|X|        thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form
           10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

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PART II -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (04-06)

The Registrant is currently reevaluating the financial statement presentation of certain derivative instruments held by

the Fund, which are commonly referred to as inverse floaters, under the provisions of Financial Accounting Standard 140 ("FAS 140"). The Registrant
expects to be unable to complete and file Form N-SAR relating to the November
30, 2006 semi-annual period in the prescribed period of time without unreasonable effort or expense, as any such filing prior to the completion of this review may result in amendments to such Form N-SAR filing.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

          Brian S. Shlissel              212                739-3369
          ------------------     -----------------          --------
                (NAME)              (AREA CODE)        (TELEPHONE NUMBER)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is
     no, identify report(s). |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         PIMCO Municipal Income Fund II
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                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     January 29, 2007         By /S/ Brian S. Shlissel
     -----------------------        -------------------------
                                    Name:  Brian S. Shlissel
                                    Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules
   and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
   Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
   General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of
   Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
   (ss.232.13(b) of this chapter).